FILE NO. 70-8875

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2
                               (AMENDMENT NO. 4)
                                       TO
                                    FORM U-1
     APPLICATION/DECLARATION WITH RESPECT TO (1) PROPOSED REVOLVING CREDIT FACILITY FOR NORTHEAST UTILITIES ("NU"), THE CONNECTICUT LIGHT AND POWER
   COMPANY ("CL&P") AND WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO") AND
    (2) INCREASES AND EXTENSIONS OF SHORT-TERM BORROWING LIMITS OF NU, CL&P,
                WMECO, PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE,
                 HOLYOKE WATER POWER COMPANY AND NORTH ATLANTIC
                               ENERGY CORPORATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


          Northeast Utilities                     The Connecticut Light
Western Massachusetts Electric Company              and Power Company
         174 Brush Hill Avenue                      107 Selden Street
    West Springfield, MA 01090-0010                  Berlin, CT 06037

      Holyoke Water Power Company       Public Service Company of New Hampshire
             Canal Street                  North Atlantic Energy Corporation
          Holyoke, MA 01040                         1000 Elm Street
                                                  Manchester, NH 03015

      (Name of companies filing this statement and addresses of principal executive offices)

                              NORTHEAST UTILITIES
                    (Name of top registered holding company)

                              Robert P. Wax, Esq.
                 Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                               107 Selden Street
                                Berlin, CT 06037
                    (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

      Jeffrey C. Miller, Esq.                          David R. McHale                    Richard C. MacKenzie, Esq.
     Assistant General Counsel                  Assistant Treasurer - Finance               Day, Berry & Howard
Northeast Utilities Service Company          Northeast Utilities Service Company                 CityPlace I
         107 Selden Street                            107 Selden Street                    Hartford, CT 06103-3499
         Berlin, CT 06037                             Berlin, CT 06037

                                            BACKGROUND


        1. By Order dated November 20, 1996 (HCAR No. 35-26612), Supplemental Order dated February 11, 1997 (HCAR No. 35-26665) and Supplemental Order dated March 25, 1997 (HCAR No.35-26692) in this File No. 70-8875, the Commission, among other things, authorized Northeast Utilities ("NU"), The Connecticut Light and Power Company ("CL&P") and Western Massachusetts Electric Company ("WMECO") to enter into an unsecured revolving credit facility (the "Facility") with various lending institutions (the "Lenders") permitting borrowings thereunder aggregating up to $313.75 million. Under the Facility, NU, CL&P and WMECO (individually, a "Borrower" and, collectively, the "Borrowers") each has its own maximum borrowing limit ("Sublimit") as follows:
NU ($150 million), CL&P ($313.75 million) and WMECO ($150 million). Each Borrower also entered into certain financial covenants with the Lenders which obligate it to maintain during various periods certain minimum levels of common equity and interest coverage.

        2. Primarily because of the financial impact of the increased costs associated with current nuclear outages on the NU system and other difficulties related to the Millstone nuclear generating units, NU and CL&P needed and obtained waivers from the Lenders with respect to their interest coverage covenants for the fiscal quarters ended December 31, 1996 and March 31, 1997, respectively. In addition, for the same reasons, CL&P and WMECO expect that they will not be able to meet their financial covenants under the Facility at various points in 1997.

        3. The Borrowers have requested the Lenders to make certain amendments to the financial covenants in the Facility consistent with the present financial forecasts of the Borrowers. As a condition to agreeing to such request, the Lenders requested that (a) CL&P and WMECO collateralize their obligations under the Facility with first mortgage bonds; (b) NU's Sublimit be reduced to zero subject to reinstatement to up to $50 million at such time as the Borrowers meet certain financial tests; (c) the Sublimit of CL&P and WMECO not exceed at any time the aggregate principal amount of collateral first mortgage bonds issued by each of them to secure their respective obligations under the Facility; (d) on the closing date of the amendment, the Borrowers pay each Lender an amendment fee equal to .25% of its commitment under the Facility; and (e) the amendments become effective no later than May 30, 1997. The Borrowers have agreed to the Lenders' requests.

        4. The Orders of the Commission referred to in paragraph 1 above also authorized a maximum short-term borrowing authorization for North Atlantic Energy Corporation ("NAEC") of $50 million. The Applicants now seek the Commission's authorization to increase the short-term borrowing authorization of NAEC to $60 million to ensure that NAEC will have access to adequate cash resources to meet its operating requirements.

        5. The aforementioned Orders also authorized the continued participation of NAEC, along with other subsidiaries of NU, in the NU system money pool (the "Money Pool"). See paragraphs 8 and 13 through 19 of the application/declaration in this proceeding, as previously amended (the "Application"). NAEC is now entitled to borrow through the Money Pool only if and to the extent that funds in the Money Pool attributable to contributions of surplus funds from or borrowings by NU are available for such borrowing. See paragraph 15 of the Application. The Applicants propose to modify the Money Pool to enable NAEC to borrow from all participants in the Money Pool, thereby giving NAEC greater financing flexibility.

        6. This post-effective amendment to the Application is filed to obtain authorization for the proposed changes to the Facility described above, for an increase in the short-term borrowing authorization of NAEC to $60 million and for the above-described change in NAEC's participation in the Money Pool.

                        AMENDMENTS TO THE APPLICATION

        To reflect the foregoing, the Application in this proceeding is further amended as follows:

        7. The second sentence of paragraph 2 is deleted and replaced with the following to take into account NU's reduced borrowing limit and to reflect that CL&P's and WMECO's borrowing limit may not exceed the amount of mortgage bonds securing its obligations under the Facility:

               "Each Borrower will have its own maximum borrowing limit under the Facility as follows: NU ($50 million), CL&P ($313.75 million) and WMECO ($150 million); provided, however, until each Borrower maintains certain interest coverage ratio tests for two consecutive fiscal quarters, NU will not be able to borrow under the Facility and provided further, the borrowing limit of CL&P and WMECO may never exceed the aggregate principal amount of its respective first mortgage bonds securing their respective obligations under the Facility. See paragraph 5 below."

        8. The following sentence is added at the end of paragraph 4 to take into account the first amendment to the revolving credit agreement:

               "A summary of the principal terms and conditions of the first amendment to the revolving credit agreement is filed herewith as Exhibit B.3. The final terms of the first amendment will be filed by post-effective amendment as Exhibit B.4."

        9. To reflect that the obligations of CL&P and WMECO under the Facility will be secured, paragraph 5 is amended by deleting the words "will be unsecured," in the first sentence and adding the following sentence after the first sentence:

               "The respective obligations of CL&P and WMECO under the Facility for principal, interest and fees will be secured by first mortgage bonds issued by CL&P or WMECO, as the case may be, in a principal amount equal to its borrowing limit under the Facility and an additional principal amount of bonds to cover the estimated amount of certain interest and fee expense which will not be paid from interest owing on the bonds."

        10. Paragraph 8 is amended by substituting "$60 million" for "$50 million" where it appears therein to take into account the increase of NAEC's short-term borrowing authorization from $50 million to $60 million.

        11. The table in paragraph 11 is amended by changing from $50 million to $60 million the maximum aggregate amount of all short-term debt of NAEC proposed to be outstanding at any one time at or prior to December 31, 2000. The maximum outstanding short-term debt of NAEC during the period January 1, 1996 to March 31, 1997 was $34 million. Exhibit H.7 sets forth the Cash Receipts and Disbursements projections for NAEC in 1997, 1998 and 1999, with contingencies for short-term debt level variances during a given month in such years.

        12. To recognize that NAEC and HEC, Inc. ("HEC") will be entitled to borrow from all participants in the Money Pool (subject to certain limitations with respect to WMECO contributions) and not only from contributions of surplus funds from or borrowings by NU, the first sentence of paragraph 15 is deleted and the second sentence is replaced with the following:

               "PSNH and NAEC will not be entitled to borrow funds through the Money Pool that are attributable to contributions from WMECO unless and until the DPU has issued an order authorizing WMECO to lend funds to PSNH or NAEC, as the case may be, through the Money Pool."

HEC is not an applicant hereunder by virtue of the exemption provided by Rule 52 under the Act.

        13. To reflect that NAEC as well as PSNH may not borrow from WMECO in the Money Pool without Massachusetts regulatory approval, paragraph 16 is deleted and replaced with the following:

               "The Applicants request that the Commission reserve jurisdiction over any PSNH and NAEC borrowings of Money Pool funds attributable to contributions thereto by WMECO until such time as the DPU has issued an order authorizing such borrowings. Without such an order, WMECO may not lend money to PSNH or NAEC through the Money Pool. In the event that such an order is received from the DPU, the Applicants will file a post-effective amendment hereto seeking the necessary Commission approval."

        14. To take into account the increase of NAEC's short-term borrowing authorization from $50 million to $60 million, paragraph 27 is amended by substituting "$60 million" for "$50 million" where it appears therein.

        15. The second sentence of paragraph 31 is deleted and replaced with the following to reflect that NAEC will be entitled to borrow from Money Pool participants other than NU:

               "In addition, surplus funds may be borrowed by HWP and NAEC from the Money Pool to the extent available."

        16. The first sentence of paragraph 38 is deleted and replaced with the following to take into account that the issuance of collateral mortgage bonds by CL&P and WMECO is exempt from Section 6(a) of the Act by virtue of Rule 52 thereunder:

               "The Applicants believe that Sections 6(a), 7 and 12 of the Act and Rules 45 and 52 thereunder are applicable to the transactions contemplated by the Facility described in the Application, as amended, by virtue of Rule 52, CL&P and WMECO are exempt from the provisions of Section 6(a) as it relates to their issuance of first mortgage bonds to secure their obligations under the Facility."

        17. To reflect that NAEC as well as PSNH will require Massachusetts regulatory approval for NAEC to borrow Money Pool funds from WMECO, paragraph 41 is deleted and replaced with the following:

               "The approval of the DPU is required pursuant to C.164, Section 17A of the Massachusetts General Laws for the participation of WMECO in the Money Pool. The DPU granted such approval on October 29, 1986. As explained in paragraph 15 above, the approval of the DPU will be required under Massachusetts General Laws C.164, Section 17A before PSNH or NAEC can borrow Money Pool funds attributable to contributions by WMECO. WMECO has not yet requested that authorization. Until that authorization is granted, PSNH and NAEC may not borrow through the Money Pool from funds attributable to WMECO."

        18. Paragraph 43 is deleted and replaced with the following to take into account that Connecticut and Massachusetts regulatory authorities must approve the issuance of mortgage bonds to secure CL&P's and WMECO's obligations under the Facility:

               "The approval of the Connecticut Department of Public Utility Control ("DPUC") is required pursuant to Section 16-43 of the Connecticut General Statutes for issuance by CL&P of its first mortgage bonds to secure its obligations under the Facility. The application seeking such approval and a certified copy of the DPUC Decision approving such issuance are filed as Exhibits
               D.7 and D.8, respectively. The approval of the DPU is required pursuant to C.164, Section 14 of the Massachusetts General Laws for the issuance by WMECO of its first mortgage bonds to secure its obligations under the Facility. The petition seeking such approval and a certified copy of the DPU order approving such issuance are filed as Exhibits D.9 and D.10, respectively. Other than the DPUC, the DPU and the Commission, no other state or federal commission has jurisdiction with respect to any aspect of the proposed transaction."

        19. The fees, commissions and expenses paid or incurred, or estimated to be paid or incurred, directly or indirectly, by the Applicants with respect to this post-effective amendment are set forth in Exhibit K.2 hereto. None of such fees, commissions or expenses will be paid to any associate company or affiliate of the Applicants except for financial and other services performed at cost by Northeast Utilities Service Company, an affiliated service company, and except that C. Duane Blinn, a member of the firm of Day, Berry & Howard, counsel to the applicants, is Assistant Secretary of Connecticut Yankee Atomic Power Company, an affiliate, and the estimate of fees set forth above will include payment to be made to that firm for legal services in connection with the transactions proposed in this post-effective amendment.

        20. A condition of the Lenders' consent to the amendments to the Facility is that the amendments become effective not later than May 30, 1997. The Applicants therefore respectfully request that the Commission issue its order permitting this post-effective amendment to become effective as soon as practicable, and in any event no later than May 27, 1997. The Applicants hereby waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period between issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately. The Applicants consent that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.



        21. The following additional exhibits and financial statements are filed herewith:

                                           (a)  Exhibits

               A.6 Terms of the NU System Money Pool, as modified with respect to the participation of NAEC and HEC.

               B.3     Summary of Terms of First Amendment and Waiver.

              *B.4     First Amendment and Waiver Agreement

               D.7 Application of CL&P to the Connecticut Department of Public Utility Control for approval of the issuance of first mortgage bonds as collateral for the Facility.

              *D.8 Certified copy of the Decision of the Connecticut Department of Public Utility Control approving the collateralization of the Facility.

               D.9 Petition of WMECO to the Massachusetts Department of Public Utilities for approval of the issuance of first mortgage bonds as collateral for the Facility.

              *D.10 Certified copy of the Order of the Massachusetts Department of Public Utilities approving the collateralization of the Facility.

              *F.2     Opinion of Counsel.

               H.7     Cash Receipts and Disbursements -- NAEC

               I.2     Proposed Form of Notice.

              *K.2 Schedule of Fees, Commissions and Expenses related to the matters covered by Post-Effective Amendment No. 2.


                                     (b)  Financial Statements

        1.     North Atlantic Energy Corporation *

               1.1     Balance Sheet, per books and pro forma as of December
                       31, 1996.

               1.2 Statement of Income, per books and pro forma, for 12 months ended December 31, 1996 and capital structure, per books and pro forma, as of December 31, 1996.

----------------------------
*to be filed by further post-effective amendment.


        22. The Applicants respectfully request the Commission's approval of all transactions described herein, whether under the sections of the Act and rules thereunder enumerated herein or otherwise.

                                 SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:   April 24, 1997
                                        NORTHEAST UTILITIES
                                        THE CONNECTICUT LIGHT AND POWER COMPANY
                                        WESTERN MASSACHUSETTS ELECTRIC COMPANY
                                        PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                                        HOLYOKE WATER POWER COMPANY
                                        NORTH ATLANTIC ENERGY CORPORATION



                       By:   /s/ John H. Forsgren
                           John H. Forsgren
                           Executive Vice President and Chief Financial Officer